EyeGate Pharmaceuticals, Inc.

271 Waverley Oaks Road, Suite 108

Waltham, Massachusetts 02452

May 4, 2016 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	EyeGate Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-210557 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-210557) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on May 6, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance

May 4, 2016

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-8869 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours, EyeGate Pharmaceuticals, Inc. By: /s/ Stephen From Name: Stephen From Title: President and Chief Executive Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP